PANNONPLAST INDUSTRIES PLC.

Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 24th March, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

dlw 4/14

Enclosure

File No. 82-4548

Extraordinary Announcement
on Pannonplast Industries Plc.'s Share Exchange

The dividend coupons of the 1,000,000 shares with a face value of HUF 100 each, issued by Pannonplast Plc. in 1994, have been encashed. The shares of shareholders, to whom dividends have been paid out up till now, bear only the coupons entitling to the new dividend sheets (hereinafter: dividend coupon certificate).

Pannonplast hereby calls the attention of its shareholders to the change of the Pannonplast shares (ISIN code: HU0000010376) belonging to the range of the following serial numbers:

2000001-3000000.

I EXCHANGE OF SHARES IN CUSTODY OF KELER PLC.

The exchange to shares with new dividend coupon certificate of the earlier printed Pannonplast shares belonging to the above range of serial numbers and being in the custody of KELER PLC., does not require the owner's identification of the shareholders of the shares and the closing of the safe custody account, furthermore it does not mean the suspension of trading on the BSE with these shares.

The exchange of shares will be carried out as follows:

1. April 11, 2003 (E-1 day) is the last day, when KELER accepts the earlier printed Pannonplast shares belonging to the range of serial numbers 2000001-3000000.

2. On April 14, 2003 (E-day) the change of the printed shares will take place. The exchange of shares involves all the Pannonplast shares belonging to the range of serial numbers 2000001-3000000, and being in custody at KELER Plc. on the E-day.

3. KELER Plc. will accept the newly printed registered ordinary Pannonplast shares as from April 14, 2003.

Based on the above, the shareholders, who have deposited their shares at KELER Plc. directly or through a securities dealer or a depository, have nothing to do in connection with the replacement of the dividend coupon certificate, as this will be provided for them by the Company as per the agreement with KELER Plc.

II EXCHANGE OF SHARES HELD BY SHAREHOLDERS
(EXCHANGE OF SHARES NON-DEPOSITED AT KELER)

Pannonplast hereby informs its shareholders, whose shares are not in the custody of KELER Plc., that **shares with dividend coupons entitling to dividends for the coming years will be delivered for them by the Company.** Simultaneously, these

shareholders will receive their new shares of the same series cum coupons against their dividend coupon certificates and shares.

We call the attention of the shareholders that according to the previous years' procedure, in the future too, the dividends will be paid against the dividend coupons.

Furthermore, we draw the attention of our shareholders to the fact that KELER Plc. will accept Pannonplast shares belonging to the range of the serial numbers 2000001-3000000 on April 11, 2003, the latest. After that date such shares will not be accepted. It means that these shares with the above serial numbers **cannot be sold** through the Budapest Stock Exchange. As from April 15, shares with these serial numbers will be exchanged by the Company to shares with coupons entitling the owners to dividends.

Exchange of shares held by the shareholders takes place as follows:

1. The exchange of shares having no dividend coupons and held by the shareholders takes place in the Treasury Office at the headquarters of the Company (1225 Budapest XXII. Nagytétényi út 216-218.) against the dividend coupon certificates and the shares.

2. The exchange of shares can be performed by either the shareholder in person or, by his/her representative authorized by a private documentary proof.

3. The exchange of shares can be performed from April 15, 2003 on business days between 10:00 am and 1:00 pm and from June 30, 2003 on Mondays and Wednesdays between 10:00 a.m. and 1:00 p.m.

The Company trusts in the shareholders' understanding for the possible inconvenience.

The Board of Directors of Pannonplast Plc.